McKercher McKercher & Whitmore

BARRISTERS AND SOLICITORS



03 MAY -1 AM 7:21



03022369

April 28, 2003

82-3899

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

SUPPL

Dear Sir/Madam:

RE: International Road Dynamics Inc. ("IRD")

Please find enclosed the First Quarter Report for IRD for the period ending February 28, 2002, and confirmation of mailing, as filed with the required Securities Regulators in Canada. We trust you will find this to be satisfactory, but should you require any clarification or further information, please contact Gordon Wyant of our office.

Yours truly,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

McKERCHER McKERCHER & WHITMORE

Per:
Mike T. Petrescue

MTP/cck

Enclosures: As Listed Above

dlw 6/5

Please reply to Saskatoon Office:
374 - 3rd Avenue South
Saskatoon, SK, Canada S7K 1M5

Regina Office:
Eleventh Floor, Canada Trust Tower, 1100 - 1801 Hamilton Street
Regina, SK, Canada S4P 4B4

Our Ref.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheets

February 28, 2003, with comparative figures for November 30, 2002

"Unaudited"

03 MAY -1 AM 7:21

	February 28 2003	November 30 2002
Assets		
Current assets:		
Cash	$ 1,656,217	$ 356,101
Accounts receivable	8,207,995	11,421,998
Inventory	2,344,648	2,063,418
Investment tax credits recoverable	1,859,000	1,689,000
Prepaid expenses and deposits	83,892	86,371
	14,151,752	15,616,888
Deferred project costs	325,496	153,560
Capital assets	3,779,786	3,775,543
Intangible assets	337,130	355,390
	$ 18,594,164	$ 19,901,381
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 66,664	$ 133,332
Accounts payable and accrued liabilities	2,280,473	2,613,596
Current income taxes payable	25,500	25,500
Deferred revenue	453,000	328,000
Future income taxes	1,428,000	1,698,000
Current portion of long-term debt	75,000	100,000
	4,328,637	4,898,428
Long-term debt - net	1,221,118	1,243,629
Deferred revenue	478,324	674,679
Future income taxes	95,000	95,000
	6,123,079	6,911,736
Shareholders' Equity:		
Share capital	11,600,762	11,636,948
Retained earnings	870,323	1,352,697
	12,471,085	12,989,645
	$ 18,594,164	$ 19,901,381

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings

"Unaudited"

	Three months ended February 28 2003	2002
Sales	$ 4,753,476	$ 6,299,107
Cost of sales	3,537,882	3,941,884
	1,215,594	2,357,223
Administrative and marketing expenses	1,554,761	1,425,285
Operating earnings (loss)	(339,167)	931,938
Research and development	197,610	170,771
Earnings (loss) before undernoted items	(536,777)	761,167
Other expenses (income)		
Amortization	166,133	145,896
Interest on short-term debt	11,704	33,831
Interest on long-term debt	22,806	13,066
Interest and other income	(3,032)	(34,447)
	197,611	158,346
Net earnings (loss) before provision for future income taxes	(734,388)	602,821
Provision for future income taxes	(270,000)	265,000
Net earnings (loss) for the period	(464,388)	337,821
Retained earnings, beginning of period	1,352,697	24,522
Redemption price of shares in excess of book value	(17,986)	(1,360)
Retained earnings, end of period	$ 870,323	$ 360,983
Earnings (loss) per share - basic and diluted	$ (0.03)	$ 0.03

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows

"Unaudited"

	Three months ended February 28 2003	2002
Cash provided by (used in):		
Operations:		
Net earnings (loss)	$ (464,388)	$ 337,821
Item not involving cash:		
Amortization	166,133	145,896
Deferred project costs amortized	-	46,912
Issue of common shares for expenses	15,319	14,542
Change in non-cash working capital:		
Accounts receivable	3,214,003	20,445
Investment tax credits recoverable	(170,000)	(115,000)
Provision for future income taxes	(270,000)	265,000
Inventory	(281,230)	(224,155)
Prepaid expenses and deposits	2,479	36,911
Accounts payable and accrued liabilities	(333,123)	(493,739)
Deferred revenue	(71,355)	(41,536)
	1,807,838	(6,903)
Financing:		
Net short-term loans	(66,668)	722,289
Repayment of long-term debt	(47,512)	(52,799)
Issue share capital	9,500	159,689
Repurchase of share capital	(78,991)	(6,473)
	(183,671)	822,706
Investing:		
Additions to capital assets	(152,115)	(250,710)
Deferred project costs	(171,936)	-
	(324,051)	(250,710)
Increase in cash	1,300,116	565,093
Cash, beginning of period	356,101	395,657
Cash, end of period	$ 1,656,217	$ 960,750
Supplemental cash flow disclosure:		
Interest paid	$ 36,446	$ 47,151

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Consolidated Interim Financial Statements
Period ended February 28, 2003
"Unaudited"

1. **Significant accounting policies**

These interim financial statements are based on the same accounting policies and methods of their application as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2002.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2002	13,657,796	11,636,948
Shares issued in exchange for expenses	12,358	15,319
Shares issued for employee stock options exercised	12,500	9,500
Shares repurchased and returned to treasury	(71,600)	(61,005)
	13,611,054	11,600,762

There are currently 907,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $1.60 per share.

April 28, 2003

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

Re: International Road Dynamics Inc. (the "Company")
First Quarter Report for Period Ending February 28, 2003

We confirm that the first quarter report of the Company was sent by first class mail on April 17, 2003, to all of the registered members of the Company.

Yours truly,

International Road Dynamics Inc.

Per: "Gordon S. Wyant" (signed)

Gordon S. Wyant
Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission

G:\LGS\SEDAR\IRD\1Q03\ConfMail.wpd

First Quarter 2003 Report to Shareholders

Sales in the first quarter of fiscal 2003 were reduced compared to last year due primarily to continuing softness in our markets, particularly in the United States. The lower level of sales resulted in a net loss of $464,388 or $0.03 per share in the period.

While we are disappointed in these results, we remain confident that the significant opportunities available in our markets will result in solid growth as business conditions improve. Our ongoing sales and marketing efforts, combined with our successful track record of delivering high quality, innovative solutions to our customers, have positioned IRD strongly in markets where the pace of deployment for Intelligent Transportation Systems (ITS) will accelerate in the coming years. We are also confident that we have the right products and the right people to capitalize on this significant potential.

During the quarter we announced new contracts for our weigh-in-motion systems in Georgia, the supply of upgrades and the renewal of the Oregon Greenlight service and maintenance contract, new safety systems business in Colorado, and two new work-zone safety systems in North Carolina. Our overseas market position was further strengthened with a new contract for weigh-in-motion systems in Pakistan.

We also introduced new products to our customers during the quarter. A sales campaign for the recently introduced Virtual WIM system identified new opportunities with significant sales potential. We also introduced a new portable, highly reliable weigh-in-motion solution for use in traffic data applications.

Looking ahead, we are continuing to monitor our cost structure in light of current business conditions. However, we will not compromise our product development programs or any other initiative important to our long-term prosperity. We believe the current slowdown in our markets is temporary, and that we will generate growth and value for our shareholders as the public and private sectors continue to embrace the considerable benefits of our ITS technologies and solutions.

Management's Discussion and Analysis of Operating Results

Sales for the first quarter declined to $4.8 million compared to $6.3 million in last year's first quarter, due primarily to continuing weakness in highway spending in the Company's U.S. market. Gross margin as a percentage of revenues declined to 25.6% for the three months ended February 28, 2003 compared to 37.4% in the first quarter of last year. The reason for the decline in gross margin is that the largest product segment sales decline was its high margin proprietary products and engineering revenues associated with new system customizations.

Revenues for the first quarter were generated from the following geographic segments:

	2002	2001
Canada	$ 308,842	$ 147,845
United States	3,774,558	5,203,962
Offshore	670,076	947,300
	$ 4,753,476	$ 6,299,107

Administrative and marketing expenses for the first quarter were $1,554,761 compared to $1,425,285 in the first quarter of last year. The increase in the current year is the result of commissions and payments made to a third party for a marketing campaign for the Company's driver management system. However, marketing and administration salary costs and travel and promotion costs declined by 5% compared to the first quarter of 2002. Controlling overhead costs is a priority for the Company, and as a result, first quarter administrative and marketing expenses were 15% below costs incurred in the fourth quarter of the prior year.

Net Research and Development (R&D) expenses in the first quarter of 2003 were $197,610 compared to $170,771 in the first quarter of fiscal 2002. Total R&D spending in the first quarter was $369,405 compared to $285,771 in the first quarter of last year. R&D spending has increased in fiscal 2003 as the Company utilized its available engineering resources created by the soft sales market. The Company expects to capitalize on these investments later this year as new product introductions coincide with improving markets. The increase in R&D expenditures in the first quarter was partially offset by an increase in R&D investment tax credits of $56,795.

The net loss before taxes in the first quarter was $734,388 compared to earnings before taxes of $602,821 in the first quarter of last year. A reduction of future income taxes in the amount of $270,000 was recorded which reduced the first quarter loss to $464,388 ($0.03 per share). In the first quarter of 2002 an income tax provision in the amount of $265,000 was recorded which reduced net income to $337,721 ($0.03 per share).

The Company's balance sheet and cash position remained strong as at February 28, 2003. Working capital was $9.8 million compared to $10.7 million at the end of last year. Despite the loss recorded in the quarter, collections of accounts receivable were strong and the cash position increased by $1.3 million to $1.7 million. The Company has available bank lines of credit of $4.7 million.

Spending on capital assets was lower in the first quarter compared to last year because last year's number includes construction progress on our building addition in Saskatoon. Also during the first quarter of this year the Company deferred $171,936 in costs related to the development of two construction zone traveler information systems that will be deployed on a rental basis in North Carolina this spring. These costs will be amortized over the life of these systems.

Shareholders' equity decreased to $12.5 million or $0.92 per common share from $13.0 million or $0.95 per common share at the end of last year due to the first quarter loss and the re-purchase for cancellation under its approved issuer bid of 71,600 shares in the period at a cost of $78,991. The Company may purchase up to 600,000 shares under this issuer bid before December 2, 2003.

(signed)
Terry Bergan
President & CEO

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED February 28, 2003

DATE OF REPORT 03/04/28
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	03/04/28
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

Sharon Parker	Sharon Parker	03/04/28
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheets

February 28, 2003, with comparative figures for November 30, 2002

"Unaudited"

		February 28 2003		November 30 2002
Assets				
Current assets:				
Cash	$	1,656,217	$	356,101
Accounts receivable		8,207,995		11,421,998
Inventory		2,344,648		2,063,418
Investment tax credits recoverable		1,859,000		1,689,000
Prepaid expenses and deposits		83,892		86,371
		14,151,752		15,616,888
Deferred project costs		325,496		153,560
Capital assets		3,779,786		3,775,543
Intangible assets		337,130		355,390
	$	18,594,164	$	19,901,381
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term loans	$	66,664	$	133,332
Accounts payable and accrued liabilities		2,280,473		2,613,596
Current income taxes payable		25,500		25,500
Deferred revenue		453,000		328,000
Future income taxes		1,428,000		1,698,000
Current portion of long-term debt		75,000		100,000
		4,328,637		4,898,428

Long-term debt - net	1,221,118	1,243,629
Deferred revenue	478,324	674,679
Future income taxes	95,000	95,000
	6,123,079	6,911,736
Shareholders' Equity:		
Share capital	11,600,762	11,636,948
Retained earnings	870,323	1,352,697
	12,471,085	12,989,645
	$ 18,594,164	$ 19,901,381

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings

"Unaudited"

	Three months ended February 28	
	2003	2002
Sales	$ 4,753,476	$ 6,299,107
Cost of sales	3,537,882	3,941,884
	1,215,594	2,357,223
Administrative and marketing expenses	1,554,761	1,425,285
Operating earnings (loss)	(339,167)	931,938
Research and development	197,610	170,771
Earnings (loss) before undernoted items	(536,777)	761,167
Other expenses (income)		
Amortization	166,133	145,896
Interest on short-term debt	11,704	33,831
Interest on long-term debt	22,806	13,066
Interest and other income	(3,032)	(34,447)
	197,611	158,346
Net earnings (loss) before provision for future income	(734,388)	602,821

taxes

Provision for future income taxes		(270,000)		265,000
Net earnings (loss) for the period		(464,388)		337,821
Retained earnings, beginning of period		1,352,697		24,522
Redemption price of shares in excess of book value		(17,986)		(1,360)
Retained earnings, end of period	$	870,323	$	360,983
Earnings (loss) per share - basic and diluted	$	(0.03)	$	0.03

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows

"Unaudited"

	Three months ended February 28			
		2003		2002
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$	(464,388)	$	337,821
Item not involving cash:				
Amortization		166,133		145,896
Deferred project costs amortized		-		46,912
Issue of common shares for expenses		15,319		14,542
Change in non-cash working capital:				
Accounts receivable		3,214,003		20,445
Investment tax credits recoverable		(170,000)		(115,000)
Provision for future income taxes		(270,000)		265,000
Inventory		(281,230)		(224,155)
Prepaid expenses and deposits		2,479		36,911
Accounts payable and accrued liabilities		(333,123)		(493,739)
Deferred revenue		(71,355)		(41,536)
		1,807,838		(6,903)
Financing:				
Net short-term loans		(66,668)		722,289
Repayment of long-term debt		(47,512)		(52,799)
Issue share capital		9,500		159,689
Repurchase of share capital		(78,991)		(6,473)

		(183,671)		822,706
Investing:				
Additions to capital assets		(152,115)		(250,710)
Deferred project costs		(171,936)		-
		(324,051)		(250,710)
Increase in cash		1,300,116		565,093
Cash, beginning of period		356,101		395,657
Cash, end of period	$	1,656,217	$	960,750
Supplemental cash flow disclosure:				
Interest paid	$	36,446	$	47,151

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Consolidated Interim Financial Statements
Period ended February 28, 2003
"Unaudited"

1. **Significant accounting policies**

These interim financial statements are based on the same accounting policies and methods of their application as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2002.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2002	13,657,796	11,636,948
Shares issued in exchange for expenses	12,358	15,319
Shares issued for employee stock options exercised	12,500	9,500
Shares repurchased and returned to treasury	(71,600)	(61,005)
	13,611,054	11,600,762

There are currently 907,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $1.60 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost of Goods Sold	
Materials	$1,608,648
Labour	926,223
Subcontract	426,122
Travel	386,263
Freight And Customs	153,746
Royalties	32,005
Bonding & Other Expenses	4,875
	$3,537,882

Administrative and Marketing Expenses	
Salaries And Benefits	$570,700
Travel	117,183
Telephone And Utilities	129,101
Advertising and Promotion	86,832
Medical Insurance	93,413
General Office	57,836
Rent And Maintenance	67,513
Insurance	51,951
Public Co. Relations & Fees	24,776
Professional Fees	110,270
Directors Fees And Travel	27,132
Agents Commissions	132,464
Training And Quality Assurance	21,963
Warranty	63,627
	$1,554,761

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

Common shares issued:

To directors for fees:

Date	Shares	Price	Proceeds
December 13, 2002	12,358	$1.21	$ 15,519

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
February 11, 2003	12,500	$0.76	$9,500

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
None				

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,611,054 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
20,000	$0.60	November 30, 2003
8,000	$0.75	November 30, 2003
27,500	$0.76	March 20, 2003
116,000	$0.91	November 30, 2003
15,000	$1.00	November 30, 2003
90,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
10,000	$1.16	November 30, 2005
159,000	$1.18	February 28, 2004
62,500	$1.36	November 30, 2004
40,000	$1.45	June 30, 2005
322,000	$1.56	November 30, 2004
20,000	$1.60	June 30, 2005

(d) as at February 28, 2003 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Jim Aronitz	Harvey Alton
Ray Harris	Dr. Mike Walton

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results
Sales for the first quarter declined to $4.8 million compared to $6.3 million in last year's first quarter, due primarily to continuing weakness in highway spending in the Company's U.S. market. Gross margin as a percentage of revenues declined to 25.6% for the three months ended February 28, 2003 compared to 37.4% in the first quarter of last year. The reason for the decline in gross margin is that the largest product segment sales decline was its high margin proprietary products and engineering revenues associated with new system customizations.

Revenues for the first quarter were generated from the following geographic segments:

	2002	2001
Canada	$ 308,842	$ 147,845
United States	3,774,558	5,203,962
Offshore	670,076	947,300
	$ 4,753,476	$ 6,299,107

Administrative and marketing expenses for the first quarter were $1,554,761 compared to $1,425,285 in the first quarter of last year. The increase in the current year is the result of commissions and payments made to a third party for a marketing campaign for the Company's driver management system. However, marketing and administration salary costs and travel and promotion costs declined by 5% compared to the first quarter of 2002. Controlling overhead costs is a priority for the Company, and as a result, first quarter administrative and marketing expenses were 15% below costs incurred in the fourth quarter of the prior year.

Net Research and Development (R&D) expenses in the first quarter of 2003 were $197,610 compared to $170,771 in the first quarter of fiscal 2002. Total R&D spending in the first quarter was $369,405 compared to $285,771 in the first quarter of last year. R&D spending has increased in fiscal 2003 as the Company utilized its available engineering resources created by the soft sales market. The Company expects to capitalize on these investments later this year as new product introductions coincide with improving markets. The increase in R&D expenditures in the first quarter was partially offset by an increase in R&D investment tax credits of $56,795.

The net loss before taxes in the first quarter was $734,388 compared to earnings before taxes of $602,821 in the first quarter of last year. A reduction of future income taxes in the amount of $270,000 was recorded which reduced the first quarter loss to $464,388 ($0.03 per share). In the first quarter of 2002 an income tax provision in the amount of $265,000 was recorded which reduced net income to $337,721 ($0.03 per share).

The Company's balance sheet and cash position remained strong as at February 28, 2003. Working capital was $9.8 million compared to $10.7 million at the end of last year. Despite the loss recorded in the quarter, collections of accounts receivable were strong and the cash position increased by $1.3 million to $1.7 million. The Company has available bank lines of credit of $4.7 million.

Spending on capital assets was lower in the first quarter compared to last year because last year's number includes construction progress on our building addition in Saskatoon. Also during the first quarter of this year the Company deferred $171,936 in costs related to the development of two construction zone traveler information systems that will be deployed on a rental basis in North Carolina this spring. These costs will be amortized over the life of these systems.

Shareholders' equity decreased to $12.5 million or $0.92 per common share from $13.0 million or $0.95 per common share at the end of last year due to the first quarter loss and the re-purchase for cancellation under its approved issuer bid of 71,600 shares in the period at a cost of $78,991. The Company may purchase up to 600,000 shares under this issuer bid before December 2, 2003.